The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

ND044 Rev. 1-08 Page 1 of 1

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

’ better protects the interests of all parties;

’ helps Travelers to try to resolve losses or claims more quickly; and

’ often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by U S Mail.

Bond-FPS Claims Department Travelers Mail Code NB08F 385 Washington Street Saint Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email.

Pro.E&O.Claim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

ND059 Ed. 11-06 -1ª 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved

ST. PAUL FIRE AND MARINE INSURANCE COMPANY ST. PAUL MERCURY INSURANCE COMPANY ST PAUL GUARDIAN INSURANCE COMPANY

A Capital Stock Company

EXCESS FOLLOW FORM ST. PAUL TRAVELERS FORM

DECLARATIONS: Excess Follow Form Number: 494PB0820

The Company designated above (herein called Underwriter) issues this Excess Follow Form to:

Item 1. Named Insured: Wells Fargo Funds Trust 525 Market St 12th Fl San Francisco CA 94105 (herein called Insured).

Item 2. Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on 07/09/10 and expire at 12:01 A.M. on 09/01/11 local time as to each of said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3. Single Loss Limit of Liability: $12,500,000

Item 4 Aggregate Limit of Liability: $12,500,000

Item 5. Schedule of Underlying Insurance:

(A)

1. Underlying Insurer: Great American Insurance Company

Bond or Policy Number: FS 517-76-01-07

Bond or Policy Period: From: 07/09/2010 To: 09/01/2011

Limit of Liability: Single Loss Limit of Liability $20,000,000 Aggregate Limit of Liability $20,000,000

Single Loss Deductible: $50,000

(B)

1. Underlying Insurer: The Fidelity & Deposit Company of Maryland

Bond or Policy Number: FIB 0004712-09

Bond or Policy Period: From: 07/09/2010 To: 09/01/2011

Limit of Liability: Single Loss Limit of Liability $20,000,000 Aggregate Limit of Liability $20,000,000

(C)

1. Underlying Insurer: Berkley Regional Insurance Company

Bond or Policy Number: BFI 71000386-10

Bond or Policy Period: From: 07/09/2010 To: 09/01/2011

Limit of Liability: Single Loss Limit of Liability $20,000,000 Aggregate Limit of Liability $20,000,000

(D)

1. Underlying Insurer: Federal Insurance Company

Bond or Policy Number: 8218-3333

Bond or Policy Period: From: 07/09/2010 To: 09/01/2011

Limit of Liability: Single Loss Limit of Liability $20,000,000 Aggregate Limit of Liability $20,000,000

(E)

1. Underlying Insurer: Axis Insurance Company

Bond or Policy Number: MCN753993/01/2010

Bond or Policy Period: From: 07/09/2010 To: 09/01/2011

Limit of Liability: Single Loss Limit of Liability $10,000,000 Aggregate Limit of Liability $10,000,000

(F)

1. Underlying Insurer: National Union Fire Insurance Company of Pittsburgh, Pa.

Bond or Policy Number: 02-581-91-58

Bond or Policy Period: From: 07/09/2010 To: 09/01/2011

Limit of Liability: Single Loss Limit of Liability $20,000,000 Aggregate Limit of Liability $20,000,000

(G)

1. Underlying Insurer: Great American Insurance Company

Bond or Policy Number: FS 204-59-90-00

Bond or Policy Period: From: 07/09/2010 To: 09/01/2011

Limit of Liability: Single Loss Limit of Liability $12,500,000 Aggregate Limit of Liability $12,500,000

XS100 Ed. 5/2005 Page 1 of 5

Item 6. Total amount of Underlying Single Loss Limit of Liability

The total amount of Underlying Single Loss Limit of Liability is $122,550,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 7. Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period

The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is $122,550,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8. Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

Insurer’s Name: Great American Insurance Company Bond or Policy Number: 517-76-01-07 Effective Date: 07/09/2010

Except as provided below:

Item 9. The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers 463BD1248 such termination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10.The liability of the Underwriter is subject to the terms of the following endorsements attached hereto:

XS201 Ed. 05/05

/s/Bruce Backberg, Secretary

/s/Brian MacLean, President

Executed this 17 day of September, 2010.

EXCESS FOLLOW FORM St. Paul Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form. In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1. Underlying Coverage

A. The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured’s failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter. This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D. Except as provided in Sections 2.D. and 2.E. below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2. Limit of Liability

A. Payment by the Underwriter of loss covered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B. The Underwriter’s maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter’s maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item

2. of the Declarations.

C. Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations, this Excess Follow Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item

7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item

5. (A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3. Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss. The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4. Notice / Proof of Loss - Legal Proceedings Against Underwriter

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations. Notice given to any Insurer identified in Item 5. of the Declarations of this Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in Section 4.

of the Terms, Conditions and Limitations of this Excess Follow Form.

C. Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form.

D. Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington Street, St. Paul, MN 55102.

Section 5. Excess Follow Form Period

A. The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B. The Aggregate Limit of Liability set forth in Item. 4. of the Declarations shall not be cumulated regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter; the number of and amount of premiums paid by the Insured, or the number of Excess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

Section 6. Single Loss Defined

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in Item 8. of the Declarations.

Section 7. Cancellation of this Excess Follow Form by the Underwriter or the Insured

This Excess Follow Form terminates as an entirety upon occurrence of any of the following: (a) after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this Excess Follow Form in accordance with the conditions and limitations of any Bond or Policy identified in Item 5. of the Declarations, (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Excess Follow Form, or (c) immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in Item 8. of the Declarations, whether by the Insured or the applicable Underwriter.

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

494PB0820 ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	09/17/10 DATE ENDORSEMENT OR RIDER EXECUTED	07/09/10 * EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

WELLS FARGO FUNDS TRUST

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

CALIFORNIA PREMIUM ENDORSEMENT

1. This endorsement or rider is issued to comply with the ruling of the Commissioner of Insurance of California and the opinion of the Attorney General of that State requiring that the premium paid for all bonds or policies be endorsed thereon.

2. The X Premium ¨§ Additional Premium ¨§ Return Premium for the period from 07/09/2010 to 09/01/2011 is $28,053

3. If the premium is payable in installments they are, or are amended to read as follows: Payable on Payable on Payable on

NOTICE TO AGENTS

THIS ENDORSEMENT OR RIDER MUST BE DELIVERED TO YOUR CLIENT IN ORDER TO COMPLY WITH THE RULING OF THE INSURANCE COMMISSIONER AND THE ATTORNEY GENERAL OF THE STATE OF CALIFORNIA.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

XS201 Ed. 5-05 ª 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

AXIS

SECUREXCESS DECLARATIONS

SUBJECT TO THE PROVISIONS OF THE UNDERLYING INSURANCE, THIS POLICY MAY ONLY APPLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENT AMOUNTS SHALL BE REDUCED AND MAY BE TOTALLY EXHAUSTED BY PAYMENT OF DEFENSE COSTS. PLEASE READ THIS POLICY CAREFULLY.

COMPANY: Axis Insurance Company                        POLICY NUMBER: MCN753993/01/2010

Item 1. Policyholder:                                                     Item 2. Policy Period:

Wells Fargo Funds Trust, et al                          a. Inception Date July 9, 2010

525 Market Street                                                        b. Expiration Date September 1, 2011

San Francisco, CA 94105

Both dates at 12:01 a.m. at the address listed in Item 1.

Item 3. Limits of Liability (inclusive of defense costs):

a. Each Claim $ 10,000,000

b. Maximum aggregate Limit of Liability for all Claim(s) during the Policy Period of all Insurance Products $ 10,000,000

Item 4. Underlying Insurance and Insurance Products: See Endorsement No. 1

Item 5. Endorsements Attached at Inception: SE1000, MU1032, SE0501, MU7046, SE1012, MU1027

Item 6. Notices to Insurer:

Notice of Claim(s) To Be Sent To:                                All Other Notices To Be Sent To:

Axis Financial Insurance Solutions Claims                      Axis Financial Insurance Solutions

Address: Connell Corporate Park                                 Address: Connell Corporate Park

300 Connell Drive                                                        300 Connell Drive

P.O. Box 357                                                               P.O. Box 357

Berkeley Heights, NJ 07922-0357                               Berkeley Heights, NJ 07922-0357

Item 7. Pending or Prior Claim Date: N/A

Item 8. Terrorism Coverage Premium: $ N/A

The Insurer has caused this Policy to be signed and attested by its authorized officers, but it shall not be valid unless also signed by another duly authorized representative of the Insurer.

August 10, 2010

Authorized Representative                                            Date

Gregory W. Springer                                                    Andrew Weissert

President                                                                      Secretary

SECUREXCESS POLICY

In consideration of the payment of the premium, and in reliance on all statements made in the application(s) for this Policy and the Underlying Insurance and all information provided to the Insurer and any or all of the Underlying Insurers, and subject to the provisions of this Policy, the Insurer and the Policyholder, on its own behalf and on behalf of all Insureds, agree as follows.

I. INSURING AGREEMENT

With respect to each Insurance Product, the Insurer shall provide the Insureds with insurance during the Policy Period excess of all applicable Underlying Insurance. Except as specifically set forth in the provisions of this Policy, the insurance afforded hereunder shall apply in conformance with the provisions of the applicable Primary Policy and, to the extent coverage is further limited or restricted thereby, to any other applicable Underlying Insurance. In no event shall this Policy grant broader coverage than would be provided by the most restrictive policy constituting part of the applicable Underlying Insurance.

The insurance afforded under this Policy shall apply only after all applicable Underlying Insurance with respect to an Insurance Product has been exhausted by actual payment under such Underlying Insurance, and shall only pay excess of any retention or deductible amounts provided in the Primary Policy and other exhausted Underlying Insurance.

II. DEFINITIONS

A. Claim(s) means the event(s) which take place during the Policy Period and which trigger(s) coverage under the insuring agreement(s) of the Underlying Insurance.

B. Insurance Product means each separate type of insurance identified as an "Insurance Product" in Endorsement No. 1 to this Policy.

C. Insured(s) means any person(s) or entity(ies) that may be entitled to coverage under the Primary Policy at its inception.

D. Insurer means the company identified as "Insurer" in the Declarations.

E. Policy Period means the period from the inception date to the expiration date of this Policy stated in Item 2. in the Declarations, or its earlier cancellation or termination date, if any.

F. Policyholder means the person(s) or entity(ies) identified in Item 1. in the Declarations.

G. Primary Policy means the specific policy identified as the "Primary Policy" under the applicable Insurance Product listed in Endorsement No. 1 to this Policy.

H. Sublimit means any Underlying Limits which:

1. applies only to a particular grant of coverage under such Underlying Insurance; and

2. reduces and is part of the otherwise applicable limits of liability of such Underlying Insurance set forth in Item 4 of the Declarations.

I. Underlying Insurance means each insurance policy which constitutes all or part of an Insurance Product, as scheduled in Endorsement No. 1 to this Policy.

J. Underlying Insurers means any or all of the companies who issued the policies of Underlying Insurance.

K. Underlying Limits means, with respect to each Insurance Product, an amount equal to the aggregate of all limits of liability for each Insurance Product stated in Endorsement No. 1 to this Policy, plus the uninsured retention or deductible, if any, applicable to the Primary Policy under such Insurance Product.

III. CONDITIONS OF COVERAGE

A. For purposes of determining when insurance under this Policy shall attach and the limitations under which such insurance shall apply:

1. All of the Underlying Insurance in effect as of the inception date of the Policy Period shall be maintained in full effect with solvent insurers throughout the Policy Period except for any reduction or exhaustion of the Underlying Limits as provided in Section IV. below; and

2. All Insureds shall comply fully with all of the provisions of this Policy.

B. As a condition precedent to coverage under this Policy, the Insured shall give to the Insurer as soon as practicable, but in no event later than thirty (30) days thereafter, written notice and the full particulars of i) the exhaustion of the aggregate limit of liability of any Underlying Insurance, ii) any Underlying Insurance not being maintained in full effect during the Policy Period, or iii) an Underlying Insurer becoming subject to a receivership, liquidation, dissolution, rehabilitation or similar proceeding or being taken over by any regulatory authority.

C. If during the Policy Period the provisions of the Primary Policy are changed in any manner, as a condition precedent to coverage under this Policy, the Insured shall give written notice to the Insurer of the full particulars of such change as soon as practicable but in no event later than thirty (30) days following the effective date of such change. No amendment to any Primary Policy or Underlying Insurance during the Policy Period shall be effective in broadening or extending the coverage afforded by this Policy or extending or increasing the limits of liability afforded by this Policy unless the Insurer so agrees in writing. The Insurer may, in its sole discretion, condition its agreement to follow any changes to the Primary Policy or the Underlying Insurance on the Insured paying any additional premium required by the Insurer for such change.

As soon as practicable, but in no event later than thirty (30) days thereafter, the Policyholder must give the Insurer written notice of any additional or return premiums charged or allowed in connection with any Underlying Insurance.

IV. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. If the Underlying Limits are partially reduced solely due to actual payment under the Underlying Insurance, this Policy shall continue to apply as excess insurance over the remaining Underlying Limits.

B. If the Underlying Limits are wholly exhausted solely due to actual payment under the Underlying Insurance, this Policy shall continue to apply as primary insurance with respect to the applicable Insurance Product(s) and the retention or deductible, if any, applicable under the Primary Policy(ies) shall apply under this Policy.

C If any Underlying Limits are subject to a Sublimit then coverage hereunder shall not apply to any Claim which is subject to such Sublimit, provided however, that the Underlying Limit shall be recognized hereunder as depleted to the extent of any payment of such Claim subject to such Sublimit.

V. LIMITS OF LIABILITY

A. The amount stated in Item 3.a. in the Declarations shall be the maximum limit of the Insurer's liability for each Claim under the applicable Primary Policy, and shall be the maximum amount payable by the Insurer under this Policy for a single Claim, which amount shall be part of, and not in addition to, the amount stated in Item 3.b. in the Declarations.

B. The amount stated in Item 3.b. in the Declarations shall be the maximum aggregate amount payable by the Insurer under this Policy with respect to all Claims during the Policy Period for all Insurance Products.

C. This Policy does not provide coverage for any Claim not covered by the Underlying Insurance, and shall drop down only to the extent that payment is not made under the Underlying Insurance solely by reason of exhaustion of the Underlying Insurance through payments thereunder, and shall not drop down for any other reason. If any Underlying Insurer fails to make payments under such Underlying Insurance for any reason whatsoever, including without limitation the insolvency of such Underlying Insurer, then the Insureds shall be deemed to have retained any such amounts which are not so paid. If the Underlying Insurance is not so maintained, the Insurer shall not be liable under this Policy to a greater extent than it would have been had such Underlying Insurance been so maintained.

D. Payment by the Insurer of any amount, including but not limited to defense costs, shall reduce the limits of liability available under this Policy.

VI. SETTLEMENTS AND DEFENSE

A. No Insured under this Policy may, without the Insurer's prior written consent, which consent shall not be unreasonably withheld, admit liability for or settle any matter for which insurance may be sought under this Policy.

B. The Insurer may, at its sole discretion, elect to participate in the investigation, defense and/or settlement of any claim under this Policy, regardless of whether the applicable Underlying Insurance has been exhausted.

C. The Insured, and not the Insurer, has the duty to defend all Claims under this Policy.

VII. SUBROGATION

A. In the event of payment under this Policy, the Insurer shall be subrogated to all rights of recovery of each and all Insureds against any person or organization, and the Insureds shall do whatever is necessary to secure those rights to the satisfaction of the Insurer, including the execution of such documents necessary to enable the Insurer effectively to bring suit in the name of such Insureds.

B. Any amount recovered after payment under this Policy and any Underlying Insurance policies shall be apportioned among the Insurer and the Underlying Insurers net of the expense of such recovery in the reverse order of actual payment. The expenses attendant to such recovery shall be apportioned among those benefiting from the recovery in proportion to the amount of benefit to each party.

VIII. AUTHORIZATION

Except as stated in paragraph IX.A. below, the Policyholder shall be the sole agent of all Insureds with respect to all matters, including but not limited to giving and receiving notices and other communications, effecting or accepting any endorsements to or notices of cancellation of this Policy, the payment of premium and the receipt of any return premiums.

IX. NOTICE

A. With respect to any Claim, situation that could give rise to a Claim, or other matter as to which insurance may be sought under this Policy, the Policyholder or any Insured must give the Insurer written notice contemporaneously with and in the identical manner required by the applicable Primary Policy.

B. All notices under this Policy shall be sent to the Insurer at the address set forth in Item 6. in the Declarations.

X. MODIFICATION, CANCELLATION AND NONRENEWAL

A. No modification of this Policy shall be effective unless made by endorsement signed by an authorized representative of the Insurer.

B. The Policyholder may cancel this Policy at any time by written notice stating when thereafter such cancellation is to be effective.

C. The Insurer may cancel this Policy only for nonpayment of premium, and only by delivering or mailing to the Policyholder written notice stating when, not less than ten (10) days thereafter, such cancellation shall become effective. The delivery or mailing of such notice shall be sufficient proof thereof and this Policy and the Policy Period shall terminate at the date and hour specified in the notice.

D. The Insurer shall refund the unearned premium, computed at the customary short rate, if the Policy is cancelled by the Policyholder.

E. The Insurer shall have no obligation to renew this Policy upon its expiration. If the Insurer decides not to renew this Policy, the Insurer shall provide written notice to the Policyholder by messenger, express delivery or first class mail at least sixty (60) days prior to the expiration of the Policy.

XI. EXCLUSIONS

The Insurer shall not be liable for any amount in any Claim taking place during the Policy Period and arising under any Insurance Product, which is based upon, arising out of, directly or indirectly resulting from, in consequence of or in any way involving:

A. Any demand, suit or other proceeding pending, or order, decree or judgment entered, against any Insured on or prior to the Pending or Prior Claim Date set forth in Item 7 of the Declarations or any wrongful act, fact, circumstance or situation underlying or alleged therein; or

B. Any other wrongful act, fact, circumstance or situation whenever occurring, which together with a wrongful act, fact, circumstance or situation described in (a) above are causally or logically interrelated by a common nexus.

Endorsement No. 1

Effective date of this endorsement: 12:01 a.m. on: July 9, 2010

To be attached to and form part of Policy Number: MCN753993/01/2010

Issued to: Wells Fargo Funds Trust, et al

By: Axis Insurance Company

SCHEDULE OF UNDERLYING INSURANCE AND INSURANCE PRODUCTS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

The Schedule of Underlying Insurance and Insurance Products is as follows:

A. Insurance Product: Financial Institutions Bond

1. Primary Policy

Insurer                       Policy Number      Limits            Policy Period

Great American

Insurance Company   FS 517-76-01-07                      $20,000,000      7/9/2010 -9/1/2011

2. Other Underlying Policies

Insurer                               Policy Number       Limits                                       Policy Period

The Fidelity & Deposit

Company of Maryland       FIB 0004712-09   $20,000,000 XS $20,000,000   7/9/2010 -9/1/2011

Berkley Asset Protection   BFI 71000386-10                                                 $20,000,000 XS $40,000,000 7/9/2010 -9/1/2011

Federal Insurance

Company                          8218-3333            $20,000,000 XS $60,000,000   7/9/2010 -9/1/2011

All other provisions remain unchanged.

Authorized Representative

August 10, 2010

Date

Endorsement No. 2

Effective date of this endorsement: 12:01 a.m. on: July 9, 2010

To be attached to and form part of Policy Number: MCN753993/01/2010

Issued to: Wells Fargo Funds Trust, et al

By: Axis Insurance Company

MANUSCRIPT APPLICATION ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

In consideration of the premium charged, it is agreed by the Insurer and Insureds that the application or proposal dated July 9, 2010 and submitted to Axis Insurance Company on Great American Insurance Group form shall be accepted by the Insurer as the Application for this Policy.

Any and all references to an Application or application in this Policy shall mean the application or proposal described above. The Insurer has relied upon all statements, warranties and other information and documents contained in or submitted with such other application or proposal as if they were submitted directly to Insurer using its own Application form.

All other provisions remain unchanged.

Authorized Representative

August 10, 2010

Date

Endorsement No. 3

Effective date of this endorsement: 12:01 a.m. on: July 9, 2010

To be attached to and form part of Policy Number: MCN753993/01/2010

Issued to: Wells Fargo Funds Trust, et al

By: Axis Insurance Company

CALIFORNIA AMENDATORY ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS INSURANCE POLICY

1. Section X., MODIFICATION, CANCELLATION AND NONRENEWAL, paragraph C. is amended by the addition of the following:

The notice shall state the reason for the cancellation. Notice of cancellation shall be mailed or delivered to the Policyholder at the mailing address shown on the Policy and to the producer of record, if applicable, provided that the producer of record is not an employee of the Insurer.

2. Section X., MODIFICATION, CANCELLATION AND NONRENEWAL, paragraph E. is deleted and replaced by the following:

The Insurer shall have no obligation to renew this Policy upon its expiration. Once the Insurer chooses to nonrenew this Policy, or to condition renewal upon a reduction of the Policy's Limit of Liability, an elimination of coverage, an increase in retention or an increase of more than 25 percent of the current Policy's premium, the Insurer shall deliver or mail to the Policyholder at the mailing address shown on the Policy, and to the producer of record, if applicable, written notice stating such at least sixty (60) days but not more than one hundred twenty (120) days prior to the end of the Policy Period set forth in Item 2. in the Declarations. The notice shall include the specific reason for nonrenewal or conditional renewal.

All other provisions remain unchanged.

Authorized Representative

August 10, 2010

Date

Endorsement No. 4

Effective date of this endorsement: 12:01 a.m. on: July 9, 2010

To be attached to and form part of Policy Number: MCN753993/01/2010

Issued to: Wells Fargo Funds Trust, et al

By: Axis Insurance Company

ADDENDUM TO DECLARATIONS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

The Declarations is amended by the addition of the following:

Policy Premium: $25,290

Endorsement No. 5

Effective date of this endorsement: 12:01 a.m. on: July 9, 2010

To be attached to and form part of Policy Number: MCN753993/01/2010

Issued to: Wells Fargo Funds Trust, et al

By: Axis Insurance Company

NOT FOLLOW PRIMARY ENDORSEMENT (RECOGNIZE DILUTION OF LIMITS)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

In consideration of the premium charged, it is agreed that:

1. Coverage under this Policy shall not follow the terms and conditions of or provide coverage excess Insuring Agreement G,H,I,K of the Primary Policy. Furthermore, if Insuring Agreement G,H,I,K contain a sublimit(s) of liability, the Insurer shall not drop down as excess of the sublimit of liability set forth in Insuring Agreement G,H, I,K of the Primary Policy.

2. However, solely for the purposes of determining when this Policy attaches, the Insurer shall recognize the dilution of limit of liability of the Primary Policy as a result of coverage provided under Insuring Agreement G,H,I,K of the Primary Policy.

All other provisions remain unchanged.

Authorized Representative

August 10, 2010

Date

Endorsement No. 6

Effective date of this endorsement: 12:01 a.m. on: July 9, 2010

To be attached to and form part of Policy Number: MCN753993/01/2010

Issued to: Wells Fargo Funds Trust, et al

By: Axis Insurance Company

NON-STACKING OF LIMITS ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

In consideration of the premium charged, it is agreed that as respects any Claim under this Policy for which coverage is also provided by one (1) or more other policies issued by the Insurer, an affiliate thereof, or by any other member of what is commonly referred to as the “Axis Group of Insurance Companies”, or if coverage would be provided but for the exhaustion of the limit of liability or the applicability of the retention amount or retention of such policies (any such policy an "Axis Insurance Policy"), the limit of liability provided by virtue of this Policy shall be reduced by the limit of liability provided under other said Axis Insurance Policy.

Notwithstanding the above, in the event such other Axis Insurance Policy has a provision like this one, then the above paragraph will not apply but instead:

1)         the Insurer shall not be liable under this Policy for a great proportion of the loss than the applicable limit of liability under this Policy bears to the total Limit of liability of all such policies, and

2)         the maximum amount payable under all such policies shall not exceed the limit of liability of the policy which has the highest available limit of liability.

Nothing contained in this endorsement shall be construed to increase the limit of liability of this Policy, which shall in all events be the maximum liability of the Insurer under this Policy.

All other terms remained unchanged.

Authorized Representative

August 10, 2010

Date